As filed with the Securities and Exchange Commission on July 1, 2024	Registration No. 333-200530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
______________
ICICI BANK LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
______________
Not Applicable
(Translation of issuer’s name into English)
______________
India
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
____________
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________
Mr. Akshay Chaturvedi
Country Head - USA, ICICI Bank Limited,
New York Branch
575 Fifth Avenue, Suite 2600
New York, NY 10017
+1 646 827 8448
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:

Melissa Butler, Esq.
Bree Peterson, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom
+(44) 20 7532-1000
__________________________________
It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_________________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee(3)
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 2 equity shares of ICICI Bank Limited.	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-6 (Registration No. 333-200530) (the “Registration Statement”) of ICICI Bank Limited (the “Company”), is being filed solely for the purpose of filing, as an exhibit, Amendment No. 1 to the Deposit Agreement between the Company, Deutsche Bank Trust Company Americas (f/k/a/ Bankers Trust Company), as depositary, and registered holders and beneficial owners of American Depositary Receipts to implement a fee for the distribution of cash dividends.
PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No. 333-200530), which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory article

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Article 17

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Article 13

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 11;

	(v)	The sale or exercise of rights	Reverse of Receipt – Article 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Article 3; Reverse of Receipt – Articles 13 and 18

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 21 and 22 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 11

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3 and 4

	(x)	Limitation on the depositary’s liability	Reverse of Receipt – Articles 13, 19 and 22

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 7

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Not applicable
Item 2.	AVAILABLE INFORMATION
ICICI Bank Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Deposit Agreement by and among ICICI Bank Limited (the “Company”), Deutsche Bank Trust Company Americas, as successor to Bankers Trust Company, as depositary (the “Depositary”), and registered holders and beneficial owners of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. — Previously filed as Exhibit (a) to Form F-6 (File No. 333-11504), dated February 18, 2000, and incorporated herein by reference.

	(a)(ii)	Amendment No. 1 to the Deposit Agreement, including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. — Filed herewith as Exhibit (a)(ii).

(b)(i)
Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement. — Previously filed as Exhibit 2.2 to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, filed on September 30, 2002, and incorporated herein by reference.

(b)(ii)
Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process. — Previously filed as Exhibit (b)(2) to Form F-6 (File No. 333-123236), dated March 10, 2005, and incorporated herein by reference.

	(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

	(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to this Registration Statement.

	(e)	Certification under Rule 466. — Not applicable.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post- Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 1, 2024.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing the right to receive 2 equity shares of ICICI Bank Limited

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, ICICI Bank Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India, on July 1, 2024.
ICICI Bank Limited

By:	/s/ Anindya Banerjee
	Name:	Mr. Anindya Banerjee
	Title:	Group Chief Financial Officer

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on July 1, 2024, in the capacities indicated.
Signature		Title

/s/ Sandeep Bakhshi		Managing Director & Chief Executive Officer (Principal Executive Officer)
Name:	Mr. Sandeep Bakhshi

/s/ Anindya Banerjee		Group Chief Financial Officer (Principal Financial Officer)
Name:	Mr. Anindya Banerjee

/s/ Pradeep Kumar Sinha		Non-Executive – (Part-Time) Chairman
Name:	Mr. Pradeep Kumar Sinha

/s/ Neelam Dhawan		Non-Executive – Independent Director
Name:	Ms. Neelam Dhawan

/s/ Subramanian Madhavan		Non-Executive – Independent Director
Name:	Mr. Subramanian Madhavan

/s/ Hari L. Mundra		Non-Executive – Independent Director
Name:	Mr. Hari L. Mundra

/s/ Radhakrishnan Nair		Non-Executive – Independent Director
Name:	Mr. Radhakrishnan Nair

/s/ Balasubramanyam Sriram		Non-Executive – Independent Director
Name:	Mr. Balasubramanyam Sriram

/s/ Vibha Paul Rishi		Non-Executive – Independent Director
Name:	Ms. Vibha Paul Rishi

/s/ Sandeep Batra		Executive Director
Name:	Mr. Sandeep Batra

/s/ Rakesh Jha		Executive Director
Name:	Mr. Rakesh Jha

/s/ Ajay Kumar Gupta		Executive Director
Name:	Mr. Ajay Kumar Gupta

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ICICI Bank Limited, has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 in New York, New York, United States of America on July 1, 2024.

By:	/s/ Akshay Chaturvedi
	Name:	Mr. Akshay Chaturvedi
	Title:	Country Head - USA

Index to Exhibits
Exhibit	Document
(a)(ii)	Amendment No. 1 to the Deposit Agreement